

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4561

January 22, 2008

Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 3000
Tulsa, Oklahoma  74192

> **Re:    BOK Financial Corpation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,**
> **2007 and September 30, 2007**
> **File No.  0-19341**

Dear Mr. Nell:

       We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                    Sincerely,


                                    Sharon Blume
                                    Reviewing Accountant